Exhibit 99.4

AGM GROUP HOLDINGS INC.

Pro Forma Financial Statements

31 December 2018 and 31 August 2017

AGM GROUP HOLDINGS INC.

Pro Forma Financial Statements

(Unaudited)

AGM GROUP HOLDINGS INC.

Pro Forma Condensed Balance Sheet

As of December 31, 2018

(Unaudited)

	AGM GROUP HOLDINGS INC. AND SUBSIDIARIES	ANYI NETWORK INC. AND SUBSIDAIRIES		Adjustments		Pro Forma
Assets
Current assets
Cash and cash equivalents	$7,865,345		$2,653,430	$(400,000	)(a)	$10,118,775
Accounts receivable, net			90,971			90,971
Prepaid expenses	532,289		21,070			553,359
Related party receivables	-
Total current assets	8,397,634		2,765,471			10,763,105
Non-current assets
Investments	341,045				(a,b)	341,045
Deferred tax assets			4,063			4,063
Property and equipment, net	97,933		10,744			108,677
Goodwill				7,100,486	(c)	7,100,486
Intangible assets, net	13,073					13,073
Total non-current assets	452,051		14,807			466,858
Total Assets	$8,849,685		$2,780,278			$18,330,449
Liabilities and Shareholders’ Equity
Liabilities
Current liabilities
Accounts payable	$79,650		$912			$80,562
Accrued expenses and other payables	1,703,134		83,598			1,786,732
Deferred revenue			103,353			103,353
Income tax payable			8,633			8,633
Due to related parties	1,347,981		1,744,261			3,092,242
Total current liabilities	3,130,765		1,940,757			5,071,522
Non - current liabilities
Total non - current liabilities
Total Liabilities	$3,130,765		$1,940,757			$5,071,522
Shareholders’ Equity
Class A Ordinary Shares	$21,316	$		475	(a)	$21,791
Class B Ordinary Shares	11,900		-			11,900
Ordinary shares			701	(701	)(b)	0
Stock subscription receivable			(701)	(701)		-
Additional paid-in capital	7,695,605		84,697	6,700,712	(a,b,c)	14,481,014
Retained earnings	(2,313,312)		787,800			(1,525,512)
Accumulated other comprehensive income	303,411		(32,976)			270,435
Total shareholders’ equity	5,718,920		839,521			13,258,927
Total Liabilities and Shareholders’ Equity	$8,849,685		$2,780,278	$		$18,330,449

Stock subscription receivable	(701)	(701)-

See accompanying notes to the financial statements

AGM GROUP HOLDINGS INC.

Pro Forma Condensed Balance Sheet

As of December 31, 2017

(Unaudited)

	AGM GROUP HOLDINGS INC. AND SUBSIDIARIES	ANYI NETWORK INC. AND SUBSIDIARIES	Adjustments	Pro Forma
Assets
Current assets
Cash and cash equivalents	$4,628,392	$28,269	$(400,000)	$4,256,661
Accounts receivable, net	411,070	8,790		419,860
Accounts receivable - related party	172,237			172,237
Prepaid expenses	398,536	53		398,589
Assets of discontinued operations	15,932,083			15,932,083
Total current assets	21,542,318	37,112		21,179,430
Non-current assets
Investments
Property and equipment, net	99,630			99,630
Goodwill			7,100,486	7,100,486
Intangible assets, net	3,104,128			3,104,128
Total non-current assets	3,203,758			3,203,758
Total Assets	$24,746,076	$37,112		$31,483,674
Liabilities and Shareholders’ Equity
Liabilities
Current liabilities
Accounts payable	$12,963	$63		$13,026
Accrued expenses and other payables	1,029,149	16,992		1,046,141
Deferred revenue		3,534		3,534
Income tax payable	5,306	1,655		6,961
Due to related parties	60,851	5,553		66,404
Notes payable - related parties	1,301,534			1,301,534
Liabilities of discontinued operations	14,218,356			14,218,356
Total current liabilities	16,628,159	27,797		16,655,956
Total Liabilities	$3,130,765	$1,940,757		$5,071,522
Shareholders’ Equity
Class A Ordinary Shares	$20,010	$	475	$20,485
Class B Ordinary Shares	11,900	-		11,900
Ordinary shares	-	1	(1)	-
Stock subscription receivable	-	(1)		(1)
Additional paid-in capital	1,968,100	1,312	6,700,011	8,669,423
Retained earnings	6,099,419	7,658		6,107,077
Accumulated other comprehensive income	18,488	346		18,834
Total shareholders’ equity	8,117,917	9,316		14,827,718
Total Liabilities and Shareholders’ Equity	$24,746,076	$37,113	$	$31,483,674

See accompanying notes to the financial statements

AGM GROUP HOLDINGS INC.

Pro Forma Condensed Income Statement

For the year ended December 31, 2018

(Unaudited)

	AGM GROUP HOLDINGS INC. AND SUBSIDIARIES	ANYI NETWORK INC. AND SUBSIDIARIES	Adjustments	Pro Forma
Revenue
Service revenues	$3,871,812	$1,385,683	$-	$5,257,495
Service revenues - related parties	1,240,708	172,807	(174,391)	1,240,708
Total Revenues	5,112,520	1,558,490	(174,391)	6,496,619

Cost of Revenues			-
Cost of revenues	1,653,028	407,256	(174,391)	1,885,893
Total cost of revenues	1,653,028	407,256		1,885,893

Gross profit	3,459,492	1,151,234		4,610,726

Operating expenses
Selling, general & administrative expenses	3,876,872	269,737		4,146,609
Research and development expenses	1,028,249			1,028,249
Bad debt expenses	923,217			923,217
Total operating expenses	5,828,338	269,737		6,098,075
(Loss) income from operations	(2,368,846)	881,497	-	(1,487,348)
Other income (expenses)			-
Other income	534,246	5,104		539,350
Other expense	(511,908)		-	(511,908)
Loss on equity method investment	(35,174)			(35,174)
Total other (expense) income	(12,836)	5,104		(7,733)
(Loss) income from continued operations before provision of income taxes	(2,381,682)	886,601		(1,459081)
Provision for income taxes	(595,421)	23,074		(572,347)
Net (loss) income from continued operation	(1,786,261)	863,527		(9,22,734)
(Loss) gain from discontinued operation, net of income tax	(11,698,538)			(11,698,538)
Gain from disposal	5,072,068			5,072,068
Loss from discontinued operation, net of income tax	(8,412,731)	863,527		(7,549,204
Net (loss) income
Comprehensive income
Net (loss) income	(8,412,731)	863,527		(7,549,204)
Other comprehensive income
Foreign currency translation adjustment	284,923	(33,322)		251,601)
Total comprehensive income	(8,127,808)	830,205		(7,297,603)
Earnings per common share
Continuing operations - Basic and Diluted	-0.09	0.12		(0.04)
Discontinued operations - Basic and Diluted	-0.31	0.00		-0.31
Net (loss) income per common share - basic and diluted	-0.41	0.12		-0.35
Weighted average common shares outstanding
Basic	20,951,074	7,010,000	475,000	21,426,074
Diluted	20,951,074	7,010,000	475,000	21,426,074

See accompanying notes to the financial statements

AGM GROUP HOLDINGS INC.

Pro Forma Condensed Income Statement

For the period from September 27, 2017 (Inception) to December 31, 2017

(Unaudited)

	AGM GROUP HOLDINGS INC. AND SUBSIDIARIES	ANYI NETWORK INC. AND SUBSIDIARIES	Adjustments	Pro Forma
Revenue
Service revenues	$10,256,905	$36,642	$-	$10,293,547
Service revenues - related parties	2,170,838		-	2,170,838
Total Revenues	12,427,743	36,642	-	12,464,385

Cost of Revenues			-
Cost of revenues	3,348,681	8,923		3,357,604
Total cost of revenues	3,348,681	8,923		3,357,604

Gross profit	9,079,062	27,719		9,106,781

Operating expenses
Selling, general & administrative expenses	2,931,469	17,402		2,948,871
Research and development expenses	398,188			398,188
Bad debt expenses	35,000			35,000
Total operating expenses	3,364,657	17,402		3,382,059
(Loss) income from operations	5,714,405	10,317	-	5,724,722
Other income (expenses)			-
Other income	19,358	272		19,630
Other expense	(13,336)	(26)	-	(13,362)
Loss on equity method investment
Total other (expense) income	6,022	246		6,268
(Loss) income from continued operations before provision of income taxes	5,720,427	10,563		5,730,990
Provision for income taxes	1,300,894	1,593		1,302,487
Net (loss) income from continued operation	4,419,533	8,970	-	4,428,503
(Loss) gain from discontinued operation, net of income tax	(519,642)			(519,642)
Gain from disposal
Loss from discontinued operation, net of income tax	(519,642)			(519,642)
Net (loss) income	3,899,891	8,970		3,908,861
Comprehensive income
Other comprehensive income
Foreign currency translation adjustment	(29,664)	346		(29,318)
Total comprehensive income	3,870,227	9,316		3,879,543
Earnings per common share
Continuing operations - Basic and Diluted	0.22			0.22
Discontinued operations - Basic and Diluted	-0.03			-0.03
Net (loss) income per common share - basic and diluted	0.19			0.19
Weighted average common shares outstanding
Basic	20,010,000	10,000	475,000	20,485,000
Diluted	20,010,000	10,000	475,000	20,485,000

See accompanying notes to the financial statements

AGM GROUP HOLDINGS INC.

Notes to Unaudited Pro Forma Financial Statements

NOTE 1 – PRO FORMA AND BASIS OF PRESENTATION

The unaudited pro forma combined financial statements (“Pro Forma”) have been prepared in connection with the Acquisition, and are intended to reflect the impact of the Acquisition on AGM’s consolidated financial statements and present the pro forma combined financial position and result of the operations of AGM after giving effect to the Acquisition. The Pro Forma have been prepared for illustrative purposes only and to give effect to the Acquisition pursuant to the assumptions described in notes to the Pro Forma. The unaudited pro forma combined balance sheet as of December 31, 2017 and 2018 gives effect to the Acquisition as if it had occurred on December 31, 2017 and 2018. The unaudited pro forma combined statements of operations for the year ended December 31, 2017 and the year ended December 31, 2018 give effect to the Acquisition as if it had occurred as of September 29, 2017.

The Acquisition has been accounted for as a business combination, under the acquisition method of accounting, which results in acquired assets and assumed liabilities being measured at their estimated fair values as of July 26, 2019, the acquisition date. As of the acquisition date, goodwill is measured as the excess of consideration transferred, which is also generally measured at fair value of the net acquisition date fair values of the assets acquired and liabilities assumed.

The Pro Forma are based on the purchase price allocation, provided for illustrative purposes only, and do not purport to represent what the combined company’s financial results would have been had the Acquisition occurred on the dates indicated. The Pro Forma do not purport to project the future financial position or operating results of Anyi, or the combined companies. The future financial position and results of operations of Anyi may differ, perhaps significantly, from the Pro Forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in operating results following the dates of the pro forma financial information. The adjustments included in the Pro Forma are preliminary and may be revised. There can be no assurance that any revisions to estimates will not result in material changes to the information presented.

NOTE 2 – ESTIMATED PRELIMINARY PURCHASE PRICE ALLOCATION

The final allocation could differ materially from the pro forma allocation used in the pro forma adjustments. The final allocation may include changes in allocations to intangible assets and goodwill, and other changes to assets and liabilities.

Total consideration paid may include a portion subject to potential net asset adjustments which are expected to be finalized on September 30, 2019.

AGM has developed preliminary estimates of the fair value of the assets acquired and liabilities assumed for the purposes of allocating the purchase price. Further adjustments are expected to the allocation as third party valuations of identifiable intangible assets, including customer relationships, trade name and off-market component, are determined, and as net asset adjustments are finalized. AGM expects that approximately $7 million of the purchase price over the net amount of the fair values to be assigned to assets acquired and liabilities assumed will be allocated to Goodwill.

The following is the summary of the assets acquired and the liabilities assumed by AGM in the Acquisition on July 26 2019, reconciled to the purchase price transferred net of our preliminary estimated net asset adjustments:

Consideration paid	$8,000,000
Estimated net asset adjustments	0
Total consideration, net of net asset adjustments	$8,000,000

Accounts receivable, net	$691,118
Contract assets	456,616
Cash	569,336
Other current assets	82,509
Property and equipment	23,398
Accounts payable	(486,748)
Contract liabilities	(96,541)
Other current liabilities	(9,347)
Other payables	(240,397)
Accrued salaries and benefits	(90,430)
Net identifiable assets	899,514
Goodwill	$7,100,486

NOTE 3 – PRO FORMA RECLASSIFICATION and ADJUSTMENTS

The pro forma reclassifications and adjustments have been prepared to illustrate the estimated effect of the Acquisition and certain other adjustments. The historical consolidated financial statements have been adjusted in the Pro Forma, as detailed below, to give effect to pro forma events that are: (i) directly attributable to the Acquisition, (ii) factually supportable, and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined results. The Pro Forma do not reflect the non-recurring cost of any integration activities or benefits from the Acquisition including potential synergies that may be generated in future periods. Additionally, the pro forma combined income tax expense does not necessarily reflect the amounts that would have resulted had the Company and Anyi recorded consolidated income tax provisions during the periods presented.

(a)	AGM GROUP HOLDINGS INC. issued 475,000 shares of its common stock at price of $16 per share and $400,000 in cash, in exchange for all of Mr. Haiyan Huang、Feng Zhi and Yinlu Gao outstanding shares in the Company.

(b)	To eliminate ANYI’s historical shares capital and intercompany amounts, assuming the ANYI’s original stockholders will exchange their shares in ANYI for the AGM GROUP’s shares.

(c)	To record the preliminary estimate of goodwill, which represents the excess of the purchase price over the preliminary fair value of Anyi’s identifiable assets acquired and liabilities assumed as show in Note 2.